Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

July 20, 2022

Via EDGAR CORRESPONDENCE

Jaea Hahn

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Active ETFs, Inc.
- AB Ultra Short Income ETF
- AB Tax-Aware Short Duration ETF
File Nos. 333-263818 and 811-23799

Dear Ms. Hahn:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Staff”) to the registration statement filed on May 10, 2022 (the “Registration Statement”), on Form N-1A for AB Ultra Short Income ETF and AB Tax-Aware Short Duration (each, a “Fund”), each a series of AB Active ETFs, Inc. (“Registrant”). You provided the Staff’s comments to Paul M. Miller and Lancelot A. King via email on June 9, 2022.

The Staff’s comments and our responses thereto on behalf of the Registrant and each Fund are set forth below. The changes referenced in the responses are indicated in the attached and will also be reflected in a pre-effective amendment to the registration statement.

General

Comment 1:	We note that portions of the registration statement are incomplete. Please ensure that the fee table, hypothetical expense examples, references to the auditor, auditor's consent, and seed financial statements are provided in an amendment as a full financial review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response:	All final information will be included in a subsequent pre-effective amendment.

Comment 2:	Please supplementally explain if you have submitted, or expect to submit, any exemptive application other than the Application, or no-action request in connection with the registration statement.

Response:	The Registrant has not submitted and does not anticipate submitting an exemptive application or no-action request in connection with the Registration Statement.

Comment 3:	The staff reminds the fund that pursuant to rule 12d1-4, executed fund of funds investment agreements between an acquiring fund and any acquired funds must be filed as an exhibit to the registration statement since under rule 12d1-4, the Commission has deemed these agreements to be material contracts. See, Adopting Release (https://www.sec.gov/rules/final/2020/33-10871.pdf).

Response:	The Registrant will file executed fund of funds investment agreements in compliance with rule 12d1-4.

AB Ultra Short Income ETF

Summary Prospectus

Fee Table, p. 4

Comment 4:	Please revise the narrative before the fee table to bold the second sentence (“You may be required to pay...”). See Item 3, Form N-1A.

Response:	The Prospectus has been revised in response to this comment.

Comment 5:	At least one week before anticipated effectiveness, please provide the staff with a completed fee table and expense example for our review. In addition, if any fee waivers are reflected in the table, please confirm that any related expense limitation agreement will continue for at least one year from effectiveness.

Response:	The Registrant will provide a completed fee table and expense example as requested. There are no fee waivers or expense limitation agreements with respect to these Funds.

Comment 6:	Please supplementally confirm that the fund excludes any fees charged for the purchase and redemption of creation units from the table.

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Response:	The fee table does not include transaction fees charged with respect to the creation and redemption of creation units.

Comment 7:	To the extent that the fund intends to invest in shares of other investment companies, please include an estimate of the expenses that the fund will pay indirectly through such investments in an AFFE caption in the fee tables.

Response:	The Fund anticipates that any investments in other investment companies will not incur expenses in excess of 0.01% and therefore no separate line item in the fee table is appropriate. Expenses of affiliated funds in which the Fund may invest will be borne by the Adviser under the investment advisory agreement.

Principal Investment Strategies, p. 4

Comment 8:	In the first paragraph, please clarify that the fund is an actively-managed ETF. Please make the same change for the AB Tax-Aware Short Income ETF.

Response:	The Prospectus has been revised in response to this comment.

Comment 9:	In the first paragraph, in the third sentence, please clarify what is meant by “very short durations”.

Response:	The Prospectus has been revised in response to this comment.

Comment 10:	In the first paragraph, in the fourth sentence, please note that the AB Government Money Market Portfolio is an affiliated fund.

Response:	The Prospectus has been revised in response to this comment.

Comment 11:	Please revise the last sentence of the first paragraph to clarify that the fund will invest in foreign securities and include any exposure targets for such securities.

Response:	The Prospectus has been revised in response to this comment. There is no exposure target for foreign securities.

Comment 12:	Where appropriate, please state that the Adviser intends to engage in active portfolio trading as suggested by the disclosure under “Portfolio Turnover” and “Active Trading Risk.”

Response:	The Registrant believes that the existing disclosure under “Portfolio Turnover” and “Active Trading Risk” provide adequate notice of the Adviser’s intent to engage in active portfolio trading. The Registrant does not

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believe that additional disclosure under “Principal Investment Strategies” is necessary.

Comment 13:	Please explain the concept of duration and include a brief example in the prospectus. For example, “duration is a measure of the price sensitivity of a debt security or portfolio of debt securities to relative changes in interest rates and a duration of ‘three’ means that a security’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates.” Please make this same change to the AB Tax-Aware Short Duration Fund as well.

Response:	The Registrant has considered the comment and respectfully declines to make further changes to the disclosure. The Registrant believes that the risk bullet for “Duration Risk” under “Principal Risks” explains the concept of duration, including how duration works. The Registrant does not believe a specific example is required or necessary, or that providing an example would be more helpful to investors.

Comment 14:	We note that risk factors such as credit risk suggest that the fund will invest in derivatives. Please clarify whether the fund will invest principally in derivatives, and if so, please briefly identify the types of instruments that may be part of the principal investment strategy.

Response:	The Fund does not intend to invest in derivatives as a principal investment strategy. The risk disclosure under “Credit Risk” has been revised to eliminate any implication that derivatives may be a principal strategy.

Principal Risks, p. 5

Comment 15:	Given the fund’s investment in the AB Government Money Market Portfolio, please add a risk factor related to investing in other investment companies. The risk factor should also disclose any conflicts associated with investing in an affiliated fund.

Response:	The Prospectus has been revised in response to this comment.

Comment 16:	We note that illiquid securities risk is identified as a principal risk but there is no corresponding discussion of illiquid investments in the principal investment strategy section. Please ensure that any principal risks correspond to identified principal strategies.

Response:	The Registrant has considered the comment and respectfully declines to modify the disclosure. The Registrant includes illiquid investments risk for the fixed-income funds within the AB Funds Complex in light of the nature of the market for fixed income securities and general market conditions.

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Comment 17:	Please consider renaming "Foreign (Non-U.S.) Risk" to reflect that it relates to the fund’s investments in foreign securities.

Response:	The Registrant has modified the name of the risk in response to this comment.

Comment 18:	Please revise the risk related to ETF Share Price and Net Asset Value to highlight that market volatility could lead to wider bid/ask spreads.

Response:	The Registrant has considered the comment and respectfully declines to modify the disclosure. The Registrant believes that the impact of market volatility on discounts and premiums and bid/ask spreads is effectively disclosed in the two bullet points, ETF Share Price and Net Asset Value and Active Trading Market Risk.

Comment 19:	Since the fund may invest in securities of foreign governments, please add disclosure addressing sovereign debt risk.

Response:	The Prospectus has been revised in response to this comment. The disclosure has been enhanced in the Statement of Additional Information About the Funds’ Strategies, Risks and Investments section, as investing in foreign government securities is not a principal investment strategy.

Comment 20:	Please address whether extension or prepayment risks are principal risks of the fund and the AB Tax-Aware Short Duration ETF.

Response:	Extension risk and prepayment risks are principal risks of the Fund and are addressed under Mortgage-Related Risk. Such risks are not principal risks for the AB Tax-Aware Short Duration ETF.

Comment 21:	We note inflation risk is identified as a principal investment risk of the AB Tax-Aware Short Duration ETF. Please clarify whether it is a risk of this fund as well.

Response:	Inflation risk is identified as a principal investment risk of both Funds.

Bar Chart and Performance Information, p. 6

Comment 22:	Supplementally, identify the broad-based market index against which the fund intends to measure its performance. See Instruction 5 to Item 27(b)(7) of Form N-1A. Please also identify the benchmark index for the AB Tax-Aware Short Duration ETF.

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Response:	The AB Ultra Short Income ETF currently intends to measure its performance against the FTSE 3-Month T-Bill Index. The AB Tax-Aware Short Duration ETF currently intends to measure its performance against the Bloomberg 1-5 Year Municipal Bond Index.

Purchase and Sale of Fund Shares, p. 6

Comment 23:	Please supplementally confirm that the fund and the AB Tax-Aware Short Duration ETF intend to primarily create and redeem shares in-kind rather than in cash as is common for fixed-income ETFs.

Response:	Each Fund intends to primarily create and redeem shares in exchange for a basket of cash and/or portfolio securities as designated by the Fund daily.

AB Tax-Aware Short Duration ETF

Summary Prospectus

Principal Investment Strategies, pp. 7-8

Comment 24:	If the fund’s 80% policy will be fundamental, please disclose.

Response:	The Fund does not intend for its 80% policy to be a fundamental investment policy.

Comment 25:	On page 6, you state that the fund may invest in forward commitments, zero-coupon municipal securities and variable, floating and inverse floating-rate municipal securities. Please briefly describe each of these investments in plain English and add corresponding risk factor disclosure.

Response:

The Registrant has considered the comment and has revised the Prospectus to clarify which types of these securities are within the scope of the Fund's principal investment strategy. The Registrant believes the key risks of these types of investments, which are primarily credit risks, are covered by the current principal risk disclosures and that they are more fully described later in the Prospectus. The Registrant respectfully declines to further modify the disclosure to add additional explanations.

Comment 26:	Please clarify whether there are any limits on the amount of junk bonds that may be held by the fund. Please also clarify whether certain of the municipal securities in the fund’s portfolio will be rated below investment grade as well as instruments that fall outside the fund’s 80% policy.

Response:	There are no limits the Fund’s holdings of junk bonds. Some investments held by the Fund may be in below-investment grade debt securities, and these may
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be municipal securities or other securities that are outside the Fund’s 80% policy.

Comment 27:	In the last paragraph, please explain how the fund intends to use options, futures contracts, and forwards to execute its strategy. We note only swaps are discussed in any detail.

Response:	The Registrant has revised the disclosure in response to this comment. The Fund will mainly use swaps as the primary form of derivative but may use other types of derivatives, which are explained later in the Prospectus.

Comment 28:	Where appropriate, please discuss whether a fund will continue to hold a portfolio security if it is no longer tax exempt.

Response:	The Registrant has considered the comment and respectfully declines to modify the disclosure. The Registrant believes that the Prospectus makes clear that the Fund is actively managed and thus, a change in the tax-exempt nature of a security would be a component of the Adviser’s evaluation of whether to hold or dispose of that security. Securities that are no longer tax-exempt could continue to be held by the Fund in the 20% basket.

Principal Risks, pp. 8-9

Municipal Market Risk, p. 8

Comment 29:	Please combine the second paragraph (“Congress has previously …”) with “Tax Risk.”

Response:	The Prospectus has been revised in response to this comment.

Comment 30:	If investments in Puerto Rico will be principal investments of the fund as suggested by the risk factor, please disclose these investments in the principal investment strategies section. In addition, please add a separate risk factor for Puerto Rican municipal securities given the territory’s recent financial history.

Response:	The Prospectus has been revised in response to this comment.

Interest Rate Risk, p. 9

Comment 31:	Please consider revising this risk factor to reflect recent increases in interest rates by the Federal Reserve Bank.

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Response:	The Prospectus has been revised in response to this comment.

Leverage Risk, p. 9

Comment 32:	Please clarify whether the leverage risk discussed addresses leverage through derivatives. If the leverage risk relates to borrowing, please disclose the relevant leveraging strategy in the principal strategy section.

Response:	The leverage risk disclosed in this section arises primarily from derivatives and to a lesser extent from tender option bonds, but not from borrowing. The Fund believes the disclosure is appropriately scoped and placed. We have added enhanced risk disclosures concerning tender option bonds and also the related risk disclosures on borrowing and leverage.

Derivatives Risk, p. 9

Comment 33:	Principal risks related to derivatives should be tailored to those instruments that are identified as part of the fund’s principal strategy. In addition, we note that certain derivatives are described as principal investments in the statutory prospectus but not in the summary prospectus. Please briefly identify all derivatives that are part of the principal strategy and any accompanying risks in the summary prospectus.

Response:	The Prospectus has been revised in response to this comment to clarify the Fund’s use to derivatives. The Registrant has considered the comment and respectfully declines to otherwise modify the disclosure. The disclosure on derivatives under “Principal Strategies” provides that the Fund may use derivatives, such as swaps, options, futures contracts and forwards, to achieve its investment strategies. Registrant believes this disclosure is sufficiently tailored and is consistent with the guidance provided in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the “ICI Letter”). This disclosure is also consistent with disclosures provided by other funds in the AB Funds Complex.

Statutory Prospectus

Additional Information about the Funds’ Strategies, Risks and Investments, pp. 11-16

Comment 34:	Please reorganize this section so that principal strategies and investments are presented together, along with corresponding risks. Consider moving “Special Risks of Exchange-Traded Shares” after a discussion of the funds’ principal investment strategies and investment practices. Please also clarify which of these strategies and risks apply to one or both funds.
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Response:	The Registrant has reviewed IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure. The Funds’ principal strategies and risks are identified in the Funds’ summary section of the Prospectus. General Instruction C.3(a) to Form N-1A states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.” This instruction permits the Funds to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Registrant believes that it has identified the principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9. In addition, with respect to risks of specific investments, for example, derivatives, Registrant notes that the regulatory focus on such risks supports their identification in the summary prospectus notwithstanding that they may not be principal risks based on a quantitative risk assessment of a Fund’s portfolio.

The Registrant has relocated the “Special Risks of Exchange-Traded Shares” towards the end of the risk disclosures in the “Additional Information About the Funds’ Strategies, Risks and Investments” section.

Comment 35:	The discussion of instruments that the funds may invest in on pages 15-22 include those that may be principal such as investments in municipal bonds and other investment companies and others that are clearly not such as depositary receipts which are equity securities. Please only include principal strategies and risks of the funds in the section below or otherwise clearly indicate those strategies and risks that are principal or not principal. For strategies and risks that are not principal, please consider moving to the SAI so as not to obscure principal strategies and risks.

Response:	See response to Comment 34. Depositary receipts language has been relocated to the Statement of Additional Information.

Comment 36:	Please disclose any policy to concentrate and any temporary defensive positions a fund may take.

Response:	The Registrant has clarified that the Funds do not have a policy to concentrate and has modified the disclosure in response to Comment 47. The Item 9 disclosure makes clear that each Fund may take temporary defensive positions. The Registrant declines to further modify the disclosure.

Comment 37:	Each principal investment strategy and related risk discussed in Item 9 should be briefly identified in the Item 4 disclosure. We note a number of investment types such as reverse repurchase agreements, rights and warrants, short sales, standby commitments, loan participations, illiquid securities, and others are discussed in Item 9 but not Item 4.

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Response:	See response to Comment 34.

Comment 38:	The ETF operational risk disclosure suggests both funds will invest in foreign securities. Please describe these investments in greater detail, and with respect to the AB Tax-Aware Short Duration ETF, please clarify whether foreign investments will be limited to 20% of the fund’s net assets.

Response:	The Registrant has considered the comment and declines to modify the disclosure significantly. The Funds intend to use foreign securities when desirable to achieve investment goals. For AB Tax Aware Short Duration ETF, investment in securities of foreign issuers will be included in the 20% basket.

ESG Integration, p. 12

Comment 39:	Please briefly identify examples of ESG criteria that a fund considers and disclose, if accurate, that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered. Add corresponding risk disclosure or supplementally explain why it is not necessary.

Response:	The Registrant has considered the comment and respectfully declines to modify the disclosure at the current time. The Prospectus provides that ESG considerations may include but are not limited to environmental impact, corporate governance and ethical business practices. The disclosure indicates that the ESG analysis is just one aspect of the Adviser’s various investment considerations and does not imply that the ESG analysis is being prioritized above other non-ESG factors in the investment process. The ESG considerations applied by the Adviser are not principal strategies of the Funds. Should the Adviser’s approach to incorporating ESG factors into its investment processes change, the registration statement will be updated.

Convertible Securities, p. 15

Comment 40:	We note that the funds may invest in convertible securities. If a fund invests or expects to invest in contingent convertible securities (“CoCos”), the fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the fund should provide a description of them and should provide appropriate risk disclosure.

Response:	Neither Fund will invest in CoCos as a principal investment strategy. Each Fund intends to retain the ability to invest in all types of instruments, including convertible securities, that will be beneficial in implementing an investment strategy. The Registrant has enhanced the risk disclosures in the SAI concerning convertible securities to include risks specific to CoCos.

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Depositary Receipts and Securities of Supranational Entities, p. 15

Comment 41:	Please separate out depositary receipts from securities of supranational entities.

Response:	The Prospectus has been revised in response to this comment.

Forward Commitments, p. 15

Comment 42:	We note TBAs may be a principal investment of the AB Ultra Short Duration ETF. If so, please briefly identify the principal investment in the Item 4 disclosure and include related risk disclosure.

Response:	The Prospectus has been revised in response to this comment.

Investments in Other Exchange Traded Funds and Other Investment Companies, p. 16

Comment 43:	AB Government Money Market Portfolio is only mentioned as a potential investment in the summary prospectus of the AB Ultra Short Income ETF. Please define the term “Money Market Portfolio” in the summary prospectus. If the AB Tax-Aware Short Duration ETF will also invest in the Money Market Portfolio as a principal strategy, please revise the Item 4 disclosure for the fund accordingly.

Response:	The Prospectus has been revised in response to this comment. The AB Tax-Aware Short Duration ETF will not invest in the Money Market Portfolio as a principal strategy.

Comment 44:	The percentage limitation discussed in Item 9 is not mentioned in either funds’ prospectus summary; please add it if it applies to either or both funds.

Response:	The Registrant has considered the comment and respectfully declines to modify the disclosure. The Registrant believes all percentage limitations that apply to principal investment strategies have been properly disclosed.

LIBOR Transition and Associated Risk, p. 17

Comment 45:	Please consider combining this disclosure with the earlier discussion of LIBOR in “Other Derivatives and Strategies” on page 14 to avoid duplicative disclosure.

Response:	The Registrant has considered the comment and respectfully declines to modify the disclosure.

Loan Participations and Assignments, p. 17

Comment 46:	We note that loan participations and assignments are not identified as principal investments in the Item 4 disclosure. If principal, please add to the summary

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disclosure along with relevant risk disclosure. Additionally, please disclose that it may take longer than 7 days for transactions in leveraged loans to settle, which means it could take the fund significant time to get its money after selling its investment. Please also address how the fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.

Response:	Investing in loan participation and assignments are not principal investment strategies for either Fund. The SAI has been revised to include language addressing delayed settlement risk. The Registrant has considered the comment and respectfully declines to further modify the Prospectus.

Municipal Securities, p. 18

Comment 47:	Please include the discussion of concentration that appears here in the summary prospectus for the AB Tax-Aware Short Duration ETF.

Response:	The Prospectus has been modified in response to this comment.

Additional Risks and Other Considerations, pp. 22-25

Comment 48:	As noted above, please clarify whether these risks are non-principal and if so, please move them so they appear with other non-principal risks or move to the SAI.

Response:	See response to Comment 34.

Statement of Additional Information

Payment In-Kind Bonds, p. 46

Comment 49:	Please revise to include the following:

	a.	The higher yields and interest rates on OID and PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans;

	b.	OID and PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

	c.	OID instruments generally represent a significantly higher credit risk than coupon loans;
	d.	PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate; and

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	e.	OID and PIK securities create the risk that incentive fees will be paid to the investment adviser based on non-cash accruals that ultimately may not be realized, but the investment adviser will be under no obligation to reimburse the fund for these fees.

Response:	Investing in Payment in Kind bonds is not a principal investment strategy for either Fund. The Registrant is further considering the comment and may revise the SAI in a future filing.

Fundamental Investment Policies, pp. 60-61

Comment 50:	We note clause (a) refers to the Investment Company Act, rules thereunder, and other measures. Please add an explanation after the enumerated list of policies to explain how an “industry” is currently defined.

Response:	The SAI has been revised in response to this comment.

Board of Directors, pp. 65-70

Comment 51:	Please revise the table to include only the information required by Item 17(a). For the principal occupations, please note information is required only for the past 5 years.

Response:	The Registrant has considered the comment and respectfully declines to modify the disclosure. See response to comment No. 52.

Experience, Skills, Attributes and Qualifications of the Funds’ Directors, pp. 72-73

Comment 52:	Please limit the discussion to what is required by Item 17. We note many of the qualifications of the funds’ directors’ repeat information provided in the table above.

Response:	The Registrant has considered the comment and respectfully declines to modify the disclosure. The Registrant notes that it is important for investors to understand the capabilities and professional experience of directors which contributes to their ability oversee risks with respect to the Funds. The Registrant believes that the narrative disclosure provides a fulsome explanation of how the director qualifications disclosed in the table actually apply for the benefit of fund shareholders, and therefore that this disclosure is not duplicative of that in the table. The Registrant also believes that this narrative should not be limited by time frames to exclude meaningful and relevant professional experience.

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Acceptance of Creation Orders, p. 95

Comment 53:	Please delete the statement that the Fund reserves the “absolute” right to reject or suspend creations, including if “(d) the acceptance of the basket would have certain adverse tax consequences; and (f) the acceptance of the basket would otherwise, in the discretion of the Fund, have an adverse effect on the Fund or the rights of the Fund’s Beneficial Owners ….” The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange- Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response:	The Registrant notes that the language identified is consistent with disclosure used by other exchange traded funds that rely upon Rule 6c-11. In addition, the Registrant notes that by its terms, Rule 6c-11 does not prohibit the rejection of creation unit purchase orders and Section 22(e) of the Investment Company Act of 1940 does not prohibit an open-end fund from suspending sales of new shares. The Registrant does not believe the disclosure conveys to the reader that the rejection of purchase orders will be a routine event, nor that the rejection of an individual order constitutes the rejection of all orders. With respect to the specific provisions identified by the staff, the Registrant believes that the Fund should act in the best interests of existing shareholders, including by ensuring that the existing shareholders are not injured by creation unit activity that could result in undesirable tax consequences (especially in light of tax aspects of in-kind transfers). Notwithstanding these positions, and without agreeing with the SEC’s positions with respect to soft-closing of ETFs, the Registrant has removed the word “absolute” added clarifying language that rejections are subject to the SEC’s positions and are not intended to result in a total cessation of sales of new shares.

General Information, pp. 121-123

Comment 54:	Please review this section and for clarity, combine any duplicative information with general information at the beginning of SAI (e.g., description of the funds, custodian, and principal underwriter).

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Response:	The Registrant has revised the Statement of Additional Information in response to this Comment.

Item 28: Exhibits

Comment 55:	Please file finalized exhibits once they are available.

Response:	The Registration Statement will be revised in response to this comment.

Item 35: Undertakings

Comment 56:	Please add the indemnification undertaking since the registrant will be requesting acceleration of effectiveness. See Securities Act Rule 484.

Response:	The Registration Statement will be revised in response to this comment.

* * *

If you have any additional comments or questions, please contact Paul M. Miller, Alexandra K. Alberstadt or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lauren A. Michnick
Lauren A. Michnick

cc:	Eric C. Freed, Esq.
Paul M. Miller, Esq.
Alexandra K. Alberstadt, Esq.

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